

ANNUAL REPORT

For the
year ending
31 December 2023

SIRIUS
POINT



"OUR FOCUS REMAINS ON EXECUTING AGAINST OUR THREE STRATEGIC GOALS: SIMPLIFICATION, REDUCING VOLATILITY, AND PROFITABILITY."

Scott Egan
Chief Executive Officer

TABLE OF CONTENTS

CHAIRMAN'S LETTER

2023 was a transformative year for SiriusPoint. Our management team, ably led by Scott Egan, has delivered the best financial performance in SiriusPoint's history. This allows us to enter 2024 with a robust operational plan and clear long-term goals. Our ambition is to be recognized as a best-in-class (re)insurer with underwriting at our heart.



The progress made in 2023 would not have been possible without the support of all our customers, brokers, underwriting program partners, shareholders and staff. Thank you. I would also like to thank my fellow board members for their determined support of the management team and the priorities and goals they set and have now achieved. I would be remiss not to express my gratitude to Sharon Ludlow, who served as Interim Chair for the first half of 2023 and steadfastly led the Board through some challenging times. I very much look forward to working with the Board, Scott Egan, and the entire SiriusPoint team to deliver on our vision and ambition.

Our progress in 2023 was hard won. As you know, our main focus in 2023 was to become a profitable (re)insurer via disciplined underwriting, with laser focus on our profitable books of business, while reducing volatility in our underwriting portfolio, and capitalizing on favorable underwriting conditions. We have also reduced volatility in our investments and are producing strong and stable investment returns for the company. This measured approach culminated in a record year in operating income.

During the past year, we have also concentrated on building the foundations for continued success. We're now concentrating on building fewer but stronger relationships with our key partners. The rationalization of our program relationships is aligned with our 'underwriting first' strategy and cultivates further stability in our performance. SiriusPoint has built strategic partnerships with a select group of specialist managing general underwriters and programs with targeted distributions around the world, which allows us to leverage their expertise and our balance sheet.

Finally, the banner 2023 year would not have been possible without the truly 'One SiriusPoint' team. It's the unwavering dedication and solution-driven mindset of the SiriusPoint team that defines our people and our culture. Under the steadfast leadership and vision of Scott Egan – supported by his leadership team and driven staff – we look to seize the growth opportunity at SiriusPoint as we strive to become a best-in-class (re)insurer.

Bronek Masojada
Chair of the SiriusPoint Board of Directors

"OUR MANAGEMENT TEAM, ABLY LED BY SCOTT EGAN, HAS DELIVERED THE BEST FINANCIAL PERFORMANCE IN SIRIUSPOINT'S HISTORY."

Bronek Masojada
Chair of the SiriusPoint Board of Directors

CEO'S LETTER



Dear Fellow Shareholders,

Here at SiriusPoint we are working on becoming a best-in-class (re)insurer with underwriting at the heart of what we do. Our ambition is to be a strong and sustainable firm that provides security and resilience in an uncertain world.

To achieve that goal, we are in the midst of an ambitious transformation, relentlessly implementing the significant changes that need to happen to make our vision a reality. Our focus remains on executing against our three strategic goals: simplification, reducing volatility, and profitability.

But we are not there yet. Big moves require big change. At SiriusPoint, we are achieving our turnaround strategy via cross-functional collaboration with our empowered leadership team and incredible staff. Transformation is not just a discipline; it is an experience of profound change together.

The great news is that SiriusPoint's balance sheet and capital ratios are stronger than they have ever been since the company formed through a merger in 2021. Our 2023 results are evidence that our turnaround strategy has positively impacted all parts of our business. This is exemplified by five consecutive quarters of underwriting profit, our reduction in catastrophe losses, and our organic capital generation.

S&P's revision of our outlook from negative to stable was a momentous milestone for the whole team – and an emotional moment for me personally. It was an important external validation of the progress we have made as a Company, and an important acknowledgement of our underwriting discipline, prudent growth, our great management team and all the hard work of our staff.

After a year in the role of Chief Executive Officer, I could not be prouder of the progress SiriusPoint has made. 2023 was not the destination for us and I feel confident, but not complacent, as we move into 2024. We know there is more to do, we are excited and committed, and I look forward to the progress we will continue to make.

Our purpose and vision for SiriusPoint

In April 2023 we rolled out a new purpose and vision for SiriusPoint. Our purpose is to provide security and resilience in an uncertain world, and our vision is to be recognized as a top insurer and reinsurer using deep risk capabilities to protect our customers. Our purpose and vision are both inspirational and aspirational, and our values are at the heart of the Company.

None of us want to be part of an average company, and our ambition is to be among the industry's most respected and reliable insurers and reinsurers.

We will achieve this by blending our essential components – talent, expertise and data – to provide intelligent risk solutions. Getting behind our purpose and vision and making them a reality is how we will differentiate ourselves in the market. The work has already begun, and we are determined to build on our actions in the year ahead.

Measurable improvements

It is our people that differentiate us from others in the market, and their hard work, determination and dedication is already delivering results. Together we have demonstrated measurable improvements to the business, and the aim now is to keep the momentum so we can continue to build both capital and cultural resilience.

In 2022, SiriusPoint was an outlier and radical change was needed. Our performance was poor and our volatility high. But we put a transformation plan in place to become a profitable underwriter. We decided to work with fewer and stronger partners, we worked hard to reduce the uncertainties on our balance sheet and within our risk framework. We set out to build stronger teams with deeper expertise.

Tangible results

We have spent the last year building a stable platform for 2024 and beyond, and our financial performance is starting to match the level of effort our colleagues are putting in to making our business a success. Highlights of 2023 include:

- Record full year return on equity at **16.2%**, **10.2%** excluding one-off adjustments.

- Record underwriting income of **$250 million**, record combined ratio of **89.1%** (core business), record net service fee income of **$50 million**, and record net income of **$339 million** available to common shareholders.

- Fifth consecutive quarter of positive underwriting results.

- Fourth consecutive quarter of positive net income.

- Another quarter of positive capital generation across all the three areas: underwriting, strategic investments, and investments.

- Closing a Loss Portfolio Transfer with **$150 million** of capital released on S&P model and Bermuda Solvency Capital Ratio benefit of >15 ppts. The transaction is transformative for SiriusPoint, drawing a line under business that we have discontinued and further strengthening our balance sheet.

- S&P Global changed our ratings outlook from negative to stable.

- Investor confidence has more than doubled our share price.

- Further progress on rationalizing our equity stakes in managing general agents and programs.

SiriusPoint has made impressive progress against our stated initiatives. All three of our business areas – underwriting, the fee income from our consolidated underwriting partnerships, and our investment returns – are producing strong organic capital generation. Our customers have felt the progress, and we thank them for trusting us while we work to become best-in-class.

The Company's transformation has been driven by the quality and capability of the expertise within our business, aligned with strong client and broker relationships. We can confidently say that the turnaround, heavy-lifting transformation part of our journey is behind us. We are now driving forward with purpose, intent and true clarity about the best-in-class business that we want to be. In 2024, we still have some refinement to do as we grow and build on the progress we have made. Our healthy balance sheet and diversified business portfolio will act as a springboard towards a profitable 2024 and 2025, during which time we'll continue to strive to deliver even higher returns for our shareholders.

Building our culture

Culture is key to creating a sustainable, performance-driven organization. Our collaborative 'One SiriusPoint' ethos is designed to fully integrate our global businesses and bring our purpose, vision and values to life. This cultural initiative is starting to permeate through the business and drive better performance and outcomes, benefitting our partners and stakeholders.

At SiriusPoint, people matter. Building the right team and the right mix of culture, opportunity, approach, leadership, and inclusion is essential to attract and retain talent. We have seen some staff changes over the course of the year and thank those that are no longer with the organization for being part of our journey, and welcome those that have come on board. We are building a track record of success at SiriusPoint and have attracted strong talent who contribute to the success of our Company.

We are also supporting our local communities and will continue to build on our philanthropic efforts in each of our regions, championing those causes that are important to our employees.

Technology investments

SiriusPoint has invested in technology. We have made progress in simplifying, modernizing, and ensuring the architecture of our technology platform is more scalable, which has resulted in measurable operating efficiencies. Significant investments have also been made to strengthen our cybersecurity and leverage the Cloud and SaaS platforms to drive innovation. We have also built a robust platform to more effectively use data and analytics to make better decisions and develop risk solutions for our clients and the market. This work will continue into 2024 and beyond.

Underwriting first

We have had another quarter of strong underwriting results with underwriting profit for the core business at $250 million for the full year. These latest results are further evidence that our underwriting strategy is taking us to where we want to be. We must build on this progress; we want to be leaders in our specialisms and will not settle as midtable performers.

SiriusPoint restructured its underwriting platform last year to support the future shape of its business, strengthen underwriting results, and align the Company's operating platform with its business portfolio.

While portfolio remediation at SiriusPoint International was core to our transformation and reduction of underwriting volatility, the restructured business is a key part of our growth plan and franchise. The team trades across the globe utilizing SiriusPoint capabilities out of our offices in Stockholm, Zurich, Liege and London, including Lloyd's of London. Our International business launched an MGA Centre of Excellence to deliver an efficient and

continued overleaf

CEO LETTER continued

NEW APPOINTMENTS

This year we have continued to strengthen the team with many high-quality, senior external appointments including:

- **Trecia Sigle** as Global Head of Claims in February 2023

- **David Rees**, joined as Head of London US Casualty in July 2023. David was later promoted to Head of Casualty, London

- **Linda S. Lin** joined SiriusPoint as Chief Legal Officer in July 2023

- **Habib Kattan** as Global Head of Ceded Reinsurance in August 2023

- **Anthony Shapella** as Deputy Chief Underwriting Officer in September 2023

- **Stephen Smyth** as Head of Marine, October 2023

- **Alex Hardy** as Director of Sales & Distribution, Nov 2023

INTERNAL PROMOTIONS INCLUDE

- **Peggy Huang** appointed as Chief Investment Officer

- **Nestor Lopez** appointed as Chief Information and Technology Officer

- **Tom Leonardo** appointed as Global Head of A&H



collaborative onboarding experience for new partners. The approach mirrors our North American structure and enables operational efficiencies and access to expertise across the Company's global platform, allowing partners to benefit from the 'One SiriusPoint' ethos.

We have reduced our property catastrophe exposure on our international platform, which allowed us to successfully navigate catastrophe season. We are also working with Lloyd's of London on our future growth plans.

Partnerships

We are strengthening and establishing strategic distribution partnerships with both existing and new program partners, which are core to sustaining our underwriting profitability and aligns with our specialisms and risk appetite. We onboarded nine new partners in 2023 including Air Centurion (US), Applied Surety Underwriters (US), Eaton Gate (UK), and Nordic Marine Insurance (EU).

Our consolidated program and MGA revenue was up 10% in the last year. Our net service fee income was $50 million and grew 37% year over year, with the service margin at 21%. We will continue with the rationalisation of our smaller equity stakes. Our MGA and program stakes are at 26 as of year end 2023, down from 36 at full year 2022. MGAs and programs will continue to play a key role in our strategy, but we don't have to own distribution to provide underwriting capital to our partners.

The way forward

While we have made great progress, I can reassure you there is no complacency with the results we have achieved so far and our work at SiriusPoint is far from done.

We know success is not a straight line and that it takes time and hard work, but we have the will, talent, and determination to build on the transformation of our business. Our continued aim is to reduce volatility, simplify operations into a fully integrated 'One SiriusPoint', and focus on profitability to deliver value for our stakeholders.

I would like to end by expressing my gratitude once again to our stakeholders for your ongoing support. I am deeply appreciative of the loyalty of our valued customers and partners – we will continue to serve you with the expertise and responsive, collaborative and solutions-driven mindset you have come to expect from us.

Finally, I would like to extend a special thanks to all my colleagues at SiriusPoint for their exceptional dedication, integrity and resilience. I look forward to further successes over the next 12 months as we strive to be best-in-class.

Yours sincerely,

Scott Egan
Chief Executive Officer



"WHILE WE HAVE
MADE GREAT PROGRESS,
I CAN REASSURE YOU
THERE IS NO COMPLACENCY
WITH THE RESULTS WE
HAVE ACHIEVED SO FAR
AND OUR WORK AT
SIRIUSPOINT IS FAR
FROM DONE."

Scott Egan
Chief Executive Officer

FINANCIAL HIGHLIGHTS



Continued Progress on Strategic Priorities

I am proud to lead the Finance team at SiriusPoint and to be a part of an Executive Leadership Team which has repositioned our organization for sustainable growth and profitability. 2023 was a positive year for our business; our results were strong and showed a significant turnaround.

Key highlights of the year are:



We achieved our fifth consecutive quarter of strong underwriting results.



Our net investment income remains strong, and we surpassed our 2023 guidance.



We continued to refine our distribution model and made further progress in rationalizing our MGA stakes.



We continued our prudent approach to reserving, and we continue to hold a conservative reserve margin.



We have a strong balance sheet and our return on equity guidance was achieved early.

In 2023 we delivered record net income of $339 million, achieved a 16.2% annualized return on average equity and delivered $50 million of cost savings ahead of schedule. This contributed to a consolidated combined ratio of 84.5%, an improvement of 11.9 points year on year, and we expect to build on this performance.

Reduced volatility in underwriting

We delivered a combined ratio of 89.1% for our core business which was supported by 5 points of one-off reserve releases linked to the LPT we announced in 2023. Excluding the LPT benefits and other one-off items, our adjusted core combined ratio stood at a record 91.2%. This is an improvement of 10.4 points against our 2022 figures and demonstrates the impact of the decisive portfolio actions taken during the last 18 months.

The core combined ratio has been supported by both loss and expense ratio improvement, with the loss ratio improvement helped by lower catastrophe losses, which were $14 million for the full-year 2023, a 90% reduction from $138 million a year ago. This ties in with our 1-in-100 year event PMLs, which are considerably lower now at around 5% of common shareholders' equity, down from 11% at second quarter 2021 just after the merger.

We continue to remain conservative with regards to volatility. Our underwriting first approach remains unchanged, and we will continue to prioritize underwriting profits over premium growth in 2024.

PML for 1-in-100 year event 1,2

$ numbers in USD millions



[1] PMLs are on a per occurrence basis for 1-in-100 year events, net of restatements and after-tax. PMLs are an estimate based on industry standard catastrophe modeling with proprietary adjustments. [2] Within this chart, Q4'23 relates to 1/1/24, Q2'23 relates to 7/1/23, Q4'22 relates to 1/1/23 and Q2'21 relates to 7/1/21

Trends in gross premium written

During 2023 we continued to take targeted actions to improve the profitability of the book relating to Cyber and Workers' Compensation business. We believe these actions will negatively impact our underlying premium growth during 2024, which will be offset in part by positive rates across our portfolio and volume growth in areas like North America Program business, A&H and International, which we are actively looking to grow.

Our premiums in 2023 were slightly lower as compared to 2022, largely due to the underwriting actions taken to reduce volatility in both property catastrophe and other lines of business which did not align with our underwriting objectives. While reinsurance remains a core part of our strategy and product offering, our mix continues to shift to insurance as we grow insurance lines.



$ numbers in USD millions

Underwriting performance: significant turnaround in 2023

Our combined ratio for our Core business has improved 10.4 points against last year's figures.

Our headline COR of 89.1% has benefited from 4.6% percentage points of reserve releases linked to the LPT transaction, however, the expense re-allocation of $42 million results is around a 2 percentage points drag. Adjusting for these two, and the short-term incentives for our colleagues, results on a like-for-like COR of 91.2% compared to 101.6% in 2022.

COR Walk[1]

$ numbers in USD millions



De-risked investment portfolio: In-line with industry

We have made clear progress during the year as we delivered a strong net investment income figure, increased our overall asset duration to 2.8 years from 1.8 years at Q4'22, and locked in attractive re-investment yields in excess of 4.5% on our investments during the year.

We rotated our portfolio throughout 2023, investing over $1.8 billion as we increased our exposure to Corporates and Asset-backed securities. Portfolio rotation and higher rates have supported our net investment income during 2023 and we expect the trend to continue as we aim to deliver a strong net investment income between $250 million to $265 million during 2024.

Overall, our investment strategy remains unchanged and we are focused on maintaining a high quality, fixed income portfolio.

2022 v 2023



Steve Yendall
Chief Financial Officer

11

ONE SIRIUSPOINT:
INCLUSION, COLLABORATION & GROWTH

At SiriusPoint we believe that having the right culture attracts and retains the brightest and the best in the industry. But we also know that cultural change takes time to embed. This year we have made significant progress in building a strong, unified culture that underpins our high-performance business. Our culture is a vital part of SiriusPoint's transformation and is aligned to the Company's purpose, vision, values and long-term success.

We feel the culture has significantly changed for the better already, which is supported by incredible feedback from our first employee engagement survey. Our company-wide plan includes implementing a cultural blueprint and a target operating model, encouraging employee engagement, fostering talent, as well as promoting diversity, inclusion and allyship.

Becoming 'One SiriusPoint'

The 'One SiriusPoint' approach we have worked hard to create together is starting to permeate through the business and drive better performance and outcomes. Building a strong, unified culture and global structure has broken down silos between teams and regions. The strength of our values and consistency of our culture will drive our performance and support the execution of our strategy, ensuring SiriusPoint remains competitive.

Turnaround story

This year's strong financial results are helping our people to feel part of a real turnaround story, and we believe this sense of pride will only intensify as the Company continues to build on its strengths. Our Company's success is already being noticed in the market, making it easier for us to attract and retain talent from all over the world. We are proud of our global employees and promote internally wherever possible. We are focused on developing a strong pipeline of talent, investing in our people, and rewarding hard work and capability by aligning pay to performance.

Recognizing talent

At SiriusPoint, we have a stakeholder mindset and are committed to delivering results for our investors, customers, and partners. We provide our employees with a supportive and stimulating environment in which their contributions are recognized and rewarded. We are also sharpening the link between performance and compensation to create a high-performance company focused on delivering business goals, while ensuring the positive impact our people have on the Company is rewarded.

A number of senior level changes over the last 12-18 months mean we have the right people in place to continue to drive cultural transformation. Our approach to transparent communication and engaging people directly through the senior leadership team, combined with all-hands calls, ensures that everybody's voice is heard, no matter where they are in the Company.

Developing our leaders

Career progression is key for our people. In line with this, we are focused on developing our future leaders with the introduction of a Leadership Charter at SiriusPoint. We are considering the commitments we want to make to our teams to deliver our purpose and vision, using our values and culture commitments as a framework. This also involves continued collaboration as an executive leadership team, ensuring we act as role models for others, and positively influence and shape a collaborative culture throughout the business.



Streamlining SiriusPoint has helped people in the Company to be laser focused on our goals. The change in culture has been integral to transforming the business by breaking down barriers and making it more collaborative. If we hadn't focused on culture, we wouldn't be where we are today; with strong financial results, delivering value for our stakeholders, and building a successful and sustainable business.

We have spent time and resources ensuring the executive leadership team is aligned with our purpose, vision, values and culture. Our leaders are here to serve all the stakeholders and deliver our purpose, vision and values to the benefit of our customers, investors, shareholders and employees. Our people know that we are all in it together and have a sense of family, which leads to a strong performance ethic and getting the best out of everyone.

Karen Caddick
Chief Human Resources Officer

OUR PURPOSE

SiriusPoint: Providing security and resilience in an uncertain world.



OUR VISION

To be recognized as a best-in-class insurer and reinsurer, utilizing deep risk capabilities to protect our customers.

Blending our talent, expertise and data to provide intelligent risk solutions.

OUR VALUES

Integrity
Integrity, respect and trust are our core principles.

Customer Focused
Our customers are the reason we exist.

Solution Driven
Creating solutions is our mindset.

Diversity
Diversity, inclusion and allyship make us stronger.

Collaboration
Collaboration drives outperformance.

AN UPDATE FROM SIRIUSPOINT'S UNDERWRITING LEADERSHIP



David Govrin
Group President & Chief
Underwriting Officer



Tom Leonardo
Global Head of
Accident & Health



Patrick Charles
Head of North America
Insurance



Rob Gibbs
President & Chief Executive Officer
SiriusPoint International



UNDERWRITING FIRST

Underwriting for profitability

SiriusPoint has seen its best financial and underwriting performance since inception – recording the Company's first ever profitable full-year results. As a leadership team, we have a clear goal to be a best-in-class (re)insurer and have executed an ambitious strategy to achieve underwriting profitability, while capitalizing on favorable market conditions to deliver value to our clients, brokers, partners, and other stakeholders.

Prudent underwriting is at the core of every decision SiriusPoint makes. We have reduced volatility in our global reinsurance portfolio, which has allowed us to focus on the opportunities in the hard market in both insurance and reinsurance. Our risk-taking discipline and plan to become a respected and profitable company is working. We are on track, and we look to the future with conviction and optimism.

SiriusPoint has evolved to a new product-focused underwriting and pricing model and is implementing this strategy across the globe for a consistent and cohesive approach to underwriting, pricing, and exposure management while being nimble and addressing client needs.

"I am proud of SiriusPoint's progress in 2023," said David Govrin, Global President & Chief Underwriting Officer.

"We delivered strong underwriting results and continued to realign our insurance and reinsurance portfolios to remediate challenged lines of business while growing profitable areas of the portfolio. Through our underwriting actions over the last couple of years, we have reduced volatility in the book, diversified, and improved our business mix. We will continue to refine and grow our business around our product specialisms and operate with clarity of purpose, delivering value for clients and shareholders."

David added: "Our ambition for 2024 is to build on the successful transformation of the Company by growing our core underwriting platform. We will also expand our product mix and focus on allocating underwriting capital to the sub-sectors with the greatest potential for profit."

Favorable headwinds in insurance and reinsurance

Over the course of 2023, insurance and reinsurance market conditions were the best in recent years – and at SiriusPoint we expect these tailwinds to continue to be positive in 2024.

During the past year, we have continued to thoughtfully construct a global portfolio of business with substantial scale and scope for growth. Our core product specialisms are applied in both insurance and/or reinsurance, providing an advantage for us to leverage our product expertise and allocate capital across both markets.

"We have streamlined our core reinsurance business and laid the foundations for solid growth and profit. We now have enough flexibility to be able to turn the dial quickly and allocate capital when opportunities arise as we head into 2024 and beyond," said David.

The hard work and conviction of our underwriting teams, as well as the laser-sharp focus on disciplined pricing and growth will continue.

There will always be sectors and sub sectors of the industry where SiriusPoint is more bearish or bullish. For example, we're cautious in public directors' and officers' liability where rates have been in decline, and commercial auto, due to increased loss trends largely fueled by social inflation. On a macro level, the Company has a unique position in the Accident & Health space and remains bullish on the sector. We are focused on building the International business via our Lloyd's platform in London and MGA Centre of Excellence in Stockholm, as well as seizing opportunity in our U.S. Property & Casualty Program business.

Property

Property, led by Alex Kronenberg, is a significant part of SiriusPoint's global insurance and reinsurance portfolio. It has been the loss leader for the entire market in recent years, but SiriusPoint has reduced volatility and improved results by streamlining the property catastrophe portfolio. The biggest challenge was the frequency and severity of events, including $50 billion of storm losses in the Midwest, and earthquakes in Turkey and Morocco in 2023. Despite these events, we managed our exposure well and produced phenomenal results over the year.

David added: "The market dislocation in property gave us a strategic opportunity to expedite remediation and realign our appetite which fits with our sustainable long-term growth and underwriting objectives – which is for our Company to become a well-balanced, lower volatility, profitable underwriter."

While many of our peers were playing catch up in reducing exposures to non-peak perils, our team has performed well in a challenging market. We put a Midwest mutual portfolio into run-off in 2023 and as a result reduced our limit and exposure to the $50 billion plus convective storm events.

Now that we have reduced our exposures globally, we have room to grow. If there continues to be dislocation both in the US and in territories outside the US markets, we will be able to offer them capacity with appropriate terms and conditions.

Casualty

We have a diversified Casualty portfolio across multiple sub classes and territories, targeting lower volatility through risk limit and attachment management. We have built partnerships with clients who have high quality data and a technical underwriting approach writing deals that give the right return on capital and helping to diversify the more volatile areas of the group, such as Property. Under the leadership of Christopher Larson, Global Head of Casualty, who joined the business in early 2024, our reach and diverse portfolio mean that we can leverage markets where the conditions are right and manage our exposure to those under more pressure, providing stability for our investors.

Inflation is a challenge facing the entire industry. But through our technical and data-driven underwriting approach, leveraging our terms and conditions, limits and retention management, and pricing discipline we mitigate those concerns to navigate successfully through the cycle. This includes ensuring our rates at a minimum match inflationary trends.

After successfully managing the last three years of an uncertain global economy, we are now in a good position to grow the portfolio. We cleared our balance sheet of markets and products that were not performing well and are now a well-capitalised company with a large balance sheet, and free of legacy issues. As specialist casualty writers, we will take advantage of favourable market conditions to partner with niche experts with a deep understanding of their industries.

David said: "In the year ahead, we will no doubt see rate increases slow down, and there will still be pressure on pricing from economic and social inflation as well as global unrest. However, while we are bullish about the future, we are not complacent."

Ceded Reinsurance

Ceded Reinsurance is core to our strategy across all lines. In August 2023, Habib Kattan took up the role as Head of Ceded Reinsurance with a focus to establish the strategy and restructure the Company's global Ceded Reinsurance function.

His primary focus when joining the business was to review the most volatile businesses and the associated reinsurance programs and relationships as well as the overall operating structure of the Ceded Reinsurance function.

While Property was core to our ceded effort in 2023, given our re-underwriting, Habib also turned his attention to our other key product lines where ceded is core to our limit and volatility management, including Marine, Energy, Casualty, Accident & Health, and Aviation & Space.

AN UPDATE FROM SIRIUSPOINT'S UNDERWRITING LEADERSHIP continued



ACCIDENT & HEALTH

Accident & Health (A&H) is a cornerstone of SiriusPoint's portfolio with a traditional short-tail focus and a responsible blend of catastrophe exposure and more attritional exposures.

Tom Leonardo became Global Head of A&H in 2023 which presented the opportunity to lead and further align teams across different geographies for a more cohesive and collaborative approach. Every member of the team has fostered a unified vision for A&H and is united behind a clear vision and strategy for the group. We continue to build a strong team with each colleague cultivating longstanding relationships with our key stakeholders.

"Over the past twenty years, we've consistently achieved strong underwriting returns, prioritizing steady performance in markets where our expertise runs deep," said Tom Leonardo, Global Head of Accident & Health.

Remaining steadfastly committed to underwriting excellence, we continue to be selective about market segments that offer a favorable risk-to-reward ratio.

A&H is firmly committed to servicing our core markets, including the London Personal Accident sector, Australian disability markets, and the US self-funded medical space. We have also added a best-in-class Life Reinsurance unit in recent years, adding considerable depth and skills to our high-performing team. We remain a lead market for our core classes in the London, US, India, and Latin American markets where we have built upon excellent partnerships with the leading brokers and partners. We are also proud of our expertise in ancillary markets that have attractive returns for the team, and for our investors.

Reflecting on 2023
The A&H market remains fiercely competitive in both the UK and US. Throughout the year, we have bolstered our resources to enhance our pricing and underwriting capabilities, aiming to fortify our strong market position. Anticipating ongoing competition in 2024, our focus is to be responsible and work closely with our partners to continue to outperform the market.

While we grew to $854 million in 2023, we remain disciplined by taking action on those markets, products and programs that are not meeting expectations.

Highlights of the year include the growth in our Life Reinsurance division and the continued success of our consolidated partner, International Medical Group. Our performance in employer stop loss has also continued to outpace that of our peers as we remain committed to the best-in-class programs in the market. We are celebrating our 10th year in the Employer Stop Loss market as a direct writer and over 20 years as a reinsurer.

The future
We aim to grow with new business, new products and new programs, and to diversify our product base in the primary US program market. We will be working with quality partners, with those that have the right discipline, integrity, character and the alignment with our vision to be best-in-class.

The team is poised to expand the A&H portfolio in the US and other selected markets where we continue to lead. Travel insurance, US medical, personal accident, and certain classes of short-tail life reinsurance will continue to be the drivers for the division going into 2024 and beyond.

Life Reinsurance
The global Life Reinsurance market is a $120 billion industry that generates healthy returns and is much less cyclical than other lines of business. Being in this market brings diversification and stability to SiriusPoint's balance sheet.

Florian Boecker joined the Company in 2019 as Head of Life Reinsurance to formulate and implement a clear strategy for this business segment. Since then, we have positioned ourselves as a specialist player with a global mandate in the Life market, focusing solely on short-term business.

2023 was a good year for our Life Reinsurance unit, with the book tripling to more than $100 million in premiums while generating excellent returns. Our market presence and brand recognition have improved significantly.

Entering the market in the wake of the COVID pandemic, the Life team were able to move fast at the right time to support clients with capacity when it was most needed. This also meant SiriusPoint was not exposed to the adverse claims experience caused by the pandemic.

The Life unit has performed above and beyond expectations. The foundation of this success is our core team of Life Reinsurance experts. They are focused on enhancing our client value proposition and underwriting the business with the support of state-of-the-art data analytics. They operate an extensive network of external partnerships with brokers, programs and MGAs, and consultancies, that enable us to move fast and pursue opportunities as they emerge. This approach made the material expansion of our Life business possible without compromising on the profitability and risk profile of the book.



NORTH AMERICA: A SPECIALIST PROGRAM CARRIER

In North America we have defined and launched our strategy to be a best-in-class specialist program carrier. Our focus is predominantly on specialty lines within the Property and Casualty insurance sector. Our aim is to partner with expert underwriters who have a track record of strong underwriting performance, robust data management and operational platforms, and experience building a business within their specialisms. Our approach is mirrored in our International business, where we launched our new international MGA Centre of Excellence to deliver a collaborative onboarding experience for new partners.

SiriusPoint's programs and MGA model are built upon a foundation of deep and focused oversight across all core functions, including underwriting, claims, actuarial, and operations. This oversight model is critical for SiriusPoint to deliver our underwriting objectives and differentiates our offering compared to many program carriers in the market. The caliber of programs and the quality of oversight will continue to attract high quality reinsurance capacity.

Our partnerships contribute to our underwriting strategy and profitability as we become a higher-performing underwriter. We want to build on established core relationships, such as Arcadian, and focus less on smaller, legacy transactions within the InsurTech space.

"It's important to address the radical change in strategy over the past 12 months and to clearly spell out how we have refocused our appetite going forward," said Patrick Charles, Head of North America Insurance.

Instead of pursuing equity investments, SiriusPoint's mission is to become a leading carrier partner, providing paper and capacity to high caliber program administrators and MGAs.

The Company's growth in the near-to-medium term will be underpinned by three pillars: current partners who have demonstrated success and continue to grow; attracting existing programs to our paper (rollover); and helping to launch new programs (incubation).

SiriusPoint has quickly established itself as an ideal partner for high quality programs due to our financial size, strong rating, broad platform, and risk-taking appetite. SiriusPoint has strong product expertise and close relationships with key insurance and reinsurance brokers who are focused on the program space. In parallel, we have strong relationships with many high caliber program administrators and MGAs, which positions SiriusPoint well to be a source of stability in an industry segment that has experienced significant disruption in the past year.

New strategic partnership programs launched in 2023 were in niche and specialty classes such as Aviation, Marine, Professional Liability, and Surety. These have laid a strong foundation for continued growth in 2024 and beyond. With no channel conflicts from in-house underwriting divisions, we have significant space in which to grow profitably with expert underwriting partners.

"We are in an exceptional position to execute our strategy," said Patrick. "The market remains favorable across most product lines, and even in most areas that show signs of softening, with a few exceptions, price adequacy is strong. We have been moving forward to ensure full strategic alignment from the top down. We need to continue to embrace the 'One SiriusPoint' strategy and move into execution mode to ensure we realize our aspirations for the business."

AN UPDATE FROM SIRIUSPOINT'S UNDERWRITING LEADERSHIP continued



SIRIUSPOINT INTERNATIONAL

SiriusPoint International is a key component of SiriusPoint's go-forward growth strategy, covering the Nordics, Continental Europe, the London market and Lloyd's of London.

This division, a $500 million business, now primarily writes insurance, and has been allocated capital and resources to enable its growth and expansion. International, which underwrites from Liege, London, Stockholm and Zurich focuses now on Aviation & Space, Casualty, Energy, and Marine. Growth areas include Aviation, Renewable Energy, and shorter-tail lower volatility business such as small and medium-sized enterprises, and marine cargo. Under the International business's umbrella are partnerships with programs, both in London and mainland Europe.

The London market, including Lloyd's of London, are key global insurance markets and will become a greater part of the Company's overall book in 2024 and beyond. SiriusPoint International is working closely with Lloyd's on its future plans for the business.

SiriusPoint's International strategy has evolved significantly since the remediation of the natural catastrophe property reinsurance book in 2022. Rob Gibbs, President & CEO, SiriusPoint International, said: "We are now almost entirely insurance focused, and recognize that our strengths lie in Aviation, Casualty, Marine and Energy. We're therefore looking to partner with program partners that target lower limit volume customers."

We have welcomed new talent in priority areas for the International business, including Steve Smyth as Head of Marine, and Alex Hardy as Head of Sales and Distribution, to help us leverage the right opportunities, along with our strengthened program management and oversight teams.

"Looking forward to 2025 and beyond, our aim is to be a $1 billion business, and recognized as a nimble, fast-follow player in the London market. There are opportunities for growth in the Nordics, Continental Europe and London, where we have expanded our Lloyd's stamp."

Rob Gibbs, President & CEO, SiriusPoint International

Partner of choice

In 2023, SiriusPoint International launched a new Stockholm-led MGA Centre of Excellence, a premier platform for program partners, MGAs and coverholders. We partner with MGAs that have strong underwriting expertise and a deep understanding of the markets in which they operate.

Partners benefit from a dedicated team of program managers, as well as access to specialist support at every stage of the journey. Our platform provides a perfect springboard for growth, allowing MGAs, brokers and other advisors to grow and achieve success.

International: our specialisms

Aviation & Space

Our Aviation & Space segment, led by Marc Wyss, contributes to a healthy spread in the SiriusPoint portfolio. The main challenge facing this line of business has been understanding the implications of Covid and its aftermath. Flying was drastically reduced during the pandemic but is now projected to grow 3.6% annually between now and 2041. The projections for Aviation are split between reinsurance and insurance. The outlook for reinsurance is extremely positive, while the direct insurance side is more challenging and requires a careful selection of risk. We have a clear idea of our risk appetite while remaining adaptable, nimble and resilient as we meet further changes in the market.

Casualty

We write (re)insurance for specialty Casualty insurers all over the world, including multi-national, nationwide and regional carriers, as well as risk retention groups and captives. We also partner with managing general agents and cover holders. In London, under the leadership of David Rees, we operate in both US and international markets, writing on both Company and Lloyd's paper through our specialist platform, Syndicate 1945.

Our London portfolio reflects a diversified Casualty portfolio across multiple sub classes and territories, targeting low volatility and a better attritional loss ratio. We have built partnerships with clients who have good quality data and a technical underwriting approach writing deals that give the right return on capital and helping to diversify the more volatile areas of the group.

Credit

SiriusPoint's global Credit team, led by Nick Campbell, spans Bermuda, and two of our International locations – Liège and Zürich. We are always mindful of the potential for volatility with such business and the potential for aggregation with our investment portfolio. Conversely, however, Credit has its own cycle relative to other (re)insurance business and generally high margins across that cycle, making it one of our more profitable lines that diversifies SiriusPoint's business.

While inflation has been a frequent concern for other lines, it can be helpful to Credit insurance. Most debts are fixed, and their relative burden drops as inflation rises. When house prices go up, for example, mortgages become less risky as the assets securing them become more valuable.

We have reshaped our book extensively in 2023, reducing or eliminating writings in some segments and dampening volatility across the book. We have had some notable successes this year, expanding our client base and product suite, including collaborating with our US insurance colleagues to win some new MGA relationships. Like other product heads, Nick and the Credit team actively evaluate and onboard new programs in this sector.

Market conditions are allowing us to grow, maintain and shrink as we choose in many areas, and we are attempting to take full advantage of that opportunity.

Energy

SiriusPoint partners with its energy clients while working towards a common goal of a more sustainable future. With energy security and sustainability continuing to be key global political topics, we support existing oil and gas clients as they navigate the energy transition. Simultaneously we are continuing to increase our presence in the renewables energy market.

Our Energy business is led by John Hopper, who joined the Company in early 2024. It is set to become a larger portion of the portfolio, particularly in the London market. Over-capacity has been the main challenge facing upstream following several years of good returns, which has made it difficult for many in the market to grow sustainably. We addressed this by joining the new market-leading ADA Consortium in Lloyd's, which specialises in supporting traditional oil and gas companies during the energy transition. Through our partnership with ADA we have been able to double our market share in the upstream energy space and use our increased capacity.

Marine

In 2023, the Company welcomed marine market veteran Steve Smyth to develop the firm's marine capabilities in London and international markets and to support the Stockholm-based Marine Reinsurance team, led by Thomas Karlsson.

As a short-tail line, Marine helps to diversify the portfolio and has attractive returns following the Lloyd's market remediation. Lloyd's Decile 10 – an initiative designed to bring underperforming syndicates and classes of business back to profitability – has helped produce a significant and ongoing market correction. This remediation has led to a considerable number of withdrawals, an adjustment to risk appetite, higher rates, and tighter terms and conditions. There have been more opportunities to write business at more sustainable rates, and to deliver a best-in-class return on equity.

SiriusPoint's Marine strategy is focused on selecting the best performing business from the portfolio, and looking at new Marine Reinsurance opportunities which can sustainably deliver SiriusPoint's benchmark returns across the cycle.

Highlights of 2023 include entering MGA partnerships with DUPI Underwriting Agencies Nordics in Copenhagen, and Nordic Marine Insurance in Stockholm, along with supporting Alta Signa, a long-term MGA partner of SiriusPoint across multiple classes. Negotiations are underway for further MGA partnerships to extend SiriusPoint's reach globally across all the major Marine product classes in 2024.



"We delivered strong underwriting results and continued to realign our insurance and reinsurance portfolios to remediate challenged lines of business while growing profitable areas of the portfolio."

David Govrin, Group President & Chief Underwriting Officer

SUSTAINABILITY

At SiriusPoint, our vision is to grow our business, create value and make positive environmental and social impacts through our business operations. The values of sound risk management, good governance, and environmental and social responsibility are reflected in our Company culture and operations. Our Board has formally designated our Governance and Nominating Committee with the responsibility for oversight of the Company's policies, practices and disclosures relating to sustainability, including those related to climate change, for purposes of risk management, long-term business strategy and other matters. The Governance and Nominating Committee receives regular updates on sustainability. In addition, our executive management team established a Sustainability Council which is comprised of senior leaders across the Company. The Sustainability Council defines the Company's approach to sustainability and broader environmental, social and governance concerns. Our goal is to integrate our efforts on sustainability with our long-term business strategy.

People and Community

We value being an inclusive employer and are committed to supporting the unique voices, backgrounds, cultures and contributions of our global employee base. We strive to foster an environment where all employees feel included, valued, respected and supported to unleash their full potential. Our Chief Human Resources Officer oversees the implementation of the Company's human capital management strategy, including its Diversity, Equity, Inclusive & Belonging (DEI&B) initiatives. Our DEI&B efforts are supported by our management team. Highlights include:

- Inclusion of diversity into talent development goals for executives and implemented diverse hiring practices.

- Continuation of corporate partnership with the Association of International Black Actuaries and Organization of Latino Actuaries and support for Stand with Asian Americans.

- Our global reach affords us a unique opportunity to improve the health and prosperity of communities around the world. Our offices work directly with communities to support local causes. These efforts include programs and partnerships that leverage the skills, knowledge and enthusiasm of our employees' volunteerism.

Sustainable Underwriting

Our group underwriting guidelines provide as follows:

- Incorporate climate risk considerations

- Require strict adherence to compliance and regulatory obligations, including global efforts to reduce funding of terrorism, corruption and human rights violations

- Require underwriting decisions to be taken with the purpose of improving the overall profit, while using the latest underwriting techniques and tools and balancing with experience and common sense

- Structure compensation of underwriting operations to promote prudent risk taking and long-term profitability

- Use diversification, strong accumulation controls and reinsurance to adjust risks to acceptable tolerance levels

We have recently evaluated our insurance and re-insurance portfolio to reduce climate risk within the portfolio.

Investments

We work with a number of asset managers who have implemented procedures to identify, manage and monitor certain sustainability risks related to governance events, such as: lack of diversity on boards; adequate external or internal audit; bribery and corruption; lack of scrutiny of executive pay; poor safeguards on personal data and information technology security.

Compliance and Ethics

The Sustainability Council defines the Company's approach to sustainability and broader environmental, social and governance concerns. We aim to conduct our business in a manner that respects the human rights and dignity of all, and we support international efforts to promote and protect human rights, including an absolute opposition to slavery and human trafficking. We have formalized our positions on human rights in various Company policies and other commitments, including: Code of Business Conduct and Ethics, Modern Slavery Statement, Vendor Code of Conduct, Respectful Work Policy.

Environmental Stewardship and Sustainability

Our Board adopted a global Environmental Policy Statement that sets forth our commitment to operating a sustainable business, endorsing sustainability initiatives, supporting organizations that foster sustainability in our communities, and proactively setting sustainability goals. For more information about our commitments, please refer to our Environmental Policy Statement located on our website at investors.siriuspt.com/governance/governance-documents. We are a part of ClimateWise, a global network of leading insurance industry organizations, working to directly support society as it responds to the risks and opportunities of climate change.



"OUR VISION IS TO GROW OUR BUSINESS, CREATE VALUE AND MAKE POSITIVE ENVIRONMENTAL AND SOCIAL IMPACTS THROUGH OUR BUSINESS OPERATIONS."





SIRIUSPOINT: OUR HISTORY

SIRIUS
POINT

The SiriusPoint brand was created in 2021 through the merger of Sirius Group and Third Point Re. However, our history is deeply rooted with an 85-year heritage in insurance and reinsurance, writing Property, Casualty and Accident & Health business, serving clients and customers around the world.

We are proud that the diversity of thought and experience in SiriusPoint is a reflection of the numerous global businesses that have come together over the years to make up our Company. Established in 1945 in Stockholm, Sweden, Sirius was the largest reinsurance company in Scandinavia and a leading reinsurer in Europe.

The company built a reputation for consistency and established loyalty and trust in the market through long-standing relationships with clients and brokers. Sirius International grew into a global business with branch offices in Bermuda, Copenhagen, Hamburg, Liege, London, Singapore, and Zurich.

In 2004, Sirius International was acquired by White Mountains, to form White Mountains Re. Before the acquisition, White Mountains had acquired 100% of Folksamerica Reinsurance Company in 1998, a company which itself had been established through the merger of four European mutual companies and grown through the acquisition of nine separate entities.

In 2011 White Mountains Re rebranded under the "Sirius" name as Sirius America Insurance Company. That same year, Lloyd's Syndicate 1945 was established, which was originally managed on the Company's behalf by third-party syndicate managing agency, Asta.

In 2014 Sirius International launched its own Lloyd's managing agency, Sirius International Managing Agency, to run Syndicate 1945, reflecting its growing commitment to Lloyd's.

In April 2017, Armada Global was acquired by Sirius International Insurance Group, becoming the first wholly owned partnership model for our company and a core part of the underwriting strategy. It was followed by IMG in May 2017, and SiriusPoint has continued to support and invest in IMG's mission to provide worldclass travel and associated medical insurance benefits and products.

Fast forward to September 2022, and SiriusPoint appointed new CEO, Scott Egan. A number of new appointments were made to the Company's Executive Leadership Team, including President & CEO, SiriusPoint International, Rob Gibbs; Chief Human Resources Officer, Karen Caddick; Head of Investor Relations & Strategy, Dhruv Gahlaut; Chief Financial Officer, Steve Yendall; and Chief Legal Officer, Linda Lin.

The Company's strategy and tangible results are being recognized by industry peers and stakeholders, and in 2023, the Company received a revised ratings outlook from both Fitch Ratings and S&P Global. It is now recognized as a stable business.

Looking forward, our focus continues to be on SiriusPoint's revitalized strategy and culture, and our commitment to establishing a 'One SiriusPoint' approach across our global business. As we build our business, we can learn from our history, acknowledge our depth of experience, and celebrate our longevity and resilience.

SiriusPoint Historical Timeline

THIRD POINT RE

10/6/11: Third Point Re formed

1/1/12: Commenced underwriting business with A- rating from AM Best and $784m of equity capital

8/14/13: Priced IPO at $12.50; begins trading as "TPRE" on the NYSE

SIRIUS GROUP

4/18/16: CMIG International acquired Sirius International Insurance Group from White Mountains

15/11/18: Sirius International Insurance Group merged with Easterly to become Sirius Group, trading commenced on the NASDAQ under the ticker symbol "SG"

8/6/20: Third Point Re and Sirius Group announce merger agreement

11/24/20: Shareholders vote to approve merger

2/26/21: SiriusPoint Ltd. launches with over $3bn in capital

9/21/22: Scott Egan appointed CEO

3/24/23: Fitch Ratings revised SiriusPoint Outlook to Stable from Negative

11/29/23: S&P revised SiriusPoint's Ratings Outlook to Stable from Negative

EXECUTIVE LEADERSHIP TEAM



Scott Egan
Chief Executive Officer



Karen Caddick
Chief Human Resources Officer



Steve Yendall
Chief Financial Officer



Dhruv Gahlaut
Head of Investor Relations
& Chief Strategy Officer



Rob Gibbs
President & Chief Executive Officer
SiriusPoint International



David Govrin
Group President
& Chief Underwriting Officer



Patrick Charles
Head of North America Insurance



Tom Leonardo
Global Head of Accident & Health



Linda Lin
Chief Legal Officer
& Corporate Secretary



Nestor Lopez
Chief Information
& Technology Officer



Andreas Kull
Chief Risk Officer

SAFE HARBOR STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond the Company's control.

The Company cautions you that the forward-looking information presented in this report is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this report. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "believes," "intends," "seeks," "anticipates," "aims," "plans," "targets," "estimates," "expects," "assumes," "continues," "should," "could," "will," "may" and the negative of these or similar terms and phrases. Actual events, results and outcomes may differ materially from the Company's expectations due to a variety of known and unknown risks, uncertainties and other factors.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: our ability to execute on our strategic transformation, including re-underwriting to reduce volatility and improving underwriting performance, de-risking our investment portfolio, and transforming our business; the impact of unpredictable catastrophic events including uncertainties with respect to current and future COVID-19 losses across many classes of insurance business and the amount of insurance losses that may ultimately be ceded to the reinsurance market, supply chain issues, labor shortages and related increased costs, changing interest rates and equity market volatility; inadequacy of loss and loss adjustment expense reserves, the lack of available capital, and periods characterized by excess underwriting capacity and unfavorable premium rates; the performance of financial markets, impact of inflation and interest rates, and foreign currency fluctuations; our ability to compete successfully in the (re)insurance market and the effect of consolidation in the (re) insurance industry; technology breaches or failures, including those resulting from a malicious cyber-attack on us, our business partners or service providers; the effects of global climate change, including increased severity and frequency of weather-related natural disasters and catastrophes and increased coastal flooding in many geographic areas; geopolitical uncertainty, including the ongoing conflicts in Europe and the Middle East; our ability to retain key senior management and key employees; a downgrade or withdrawal of our financial ratings; fluctuations in our results of operations; legal restrictions on certain of SiriusPoint's insurance and reinsurance subsidiaries' ability to pay dividends and other distributions to SiriusPoint; the outcome of legal and regulatory proceedings and regulatory constraints on our business; reduced returns or losses in SiriusPoint's investment portfolio; our exposure or potential exposure to corporate income tax in Bermuda and the E.U., U.S. federal income and withholding taxes and our significant deferred tax assets, which could become devalued if we do not generate future taxable income or applicable corporate tax rates are reduced; risks associated with delegating authority to third party managing general agents; future strategic transactions such as acquisitions, dispositions, investments, mergers or joint ventures; SiriusPoint's response to any acquisition proposal that may be received from any party, including any actions that may be considered by the Company's Board of Directors or any committee thereof; and other risks and factors listed under "Risk Factors" in the Company's most recent Annual Report on Form 10-K and other subsequent periodic reports filed with the Securities and Exchange Commission.

All forward-looking statements speak only as of the date made and the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

"OUR AMBITION IS TO BE RECOGNIZED AS A BEST-IN-CLASS (RE)INSURER WITH UNDERWRITING AT OUR HEART."

Bronek Masojada
Chair of the SiriusPoint
Board of Directors





Head Office
Point Building, 3 Waterloo Lane, Pembroke HM 08, Bermuda
+1 441 542 3300
siriuspt.com